Management’s Discussion and Analysis (“MD&A”)    Exhibit 99.2

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2009 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2009 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2010.

Outstanding Shares

There were 238,282,713 retractable Class A shares and 40,000 Common shares issued and outstanding at July 31, 2010.
Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $788.0 million during the nine months ended July 31, 2010 primarily due to two public offerings, completed on November 17, 2009 and May 11, 2010, which increased net assets by approximately $580.5 million. The balance of the increase in net assets was primarily attributable to the increases in gold and silver prices which increased 12.4% and 6.6% respectively.

Net assets increased by $258.4 million during the three months ended July 31, 2010.  While the public offering completed on May 11, 2010 increased net assets by approximately $360.1 million, this was partially offset by decreases in gold and silver prices of 0.8% and 5.2% respectively.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per share basis):
	Quarter ended (U.S.$)
	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009
Change in unrealized appreciation (depreciation) of holdings	$(99.3)	$292.6	$20.7	$300.4
Net income (loss)	$(101.7)	$290.4	$18.6	$298.7
Net income (loss) per Class A share	$(0.43)	$1.37	$0.09	$1.55
Total Net Assets	$3,170.3	$2,911.9	$2,621.3	$2,382.3

	July 31, 2009	Apr. 30, 2009	Jan. 31, 2009	Oct. 31, 2008
Change in unrealized appreciation (depreciation) of holdings	$124.1	$(29.9)	$339.9	$(563.8)
Net income (loss)	$122.6	$(31.4)	$338.7	$(564.9)
Net income (loss) per Class A share	$0.66	$(0.20)	$2.23	$(4.27)
Total Net Assets	$1,959.4	$1,836.9	$1,542.8	$1,204.0

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, the CICA AcG-18, requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.
The net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2010 was $101.7 million compared to net income of $122.6 million for the comparative period in 2009.  For the nine months ended July 31, 2010, the net income (inclusive of the change in unrealized appreciation of holdings) was $207.3 million compared to $429.9 million for the same period in 2009.  Virtually all of the income (loss) was due to the change in unrealized appreciation (depreciation) of holdings for the respective three and nine month periods.   Despite higher average balances in cash and cash equivalents, interest income decreased compared to the comparative three and nine month periods in 2009 as interest rates on interest-bearing cash deposits have declined significantly.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,526,529, from $1,029,723 and for the nine month period to $4,166,481 from $2,755,238 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month period ended July 31, 2010 were 0.07%, compared to 0.08% for the same three month period in 2009.  The expense ratio for the nine month period ended July 31, 2010 was 0.23%, compared to 0.26% for the same nine month period in 2009.  For the twelve months ended July 31, 2010, the expense ratio was 0.33% compared to 0.35% for the comparable twelve month period ending July 31, 2009.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate income primarily to be applied towards payment of expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2010, Central Fund’s cash reserves increased by $21,251,059 to $85,341,033.  The primary component of this increase was the amount retained in cash from the proceeds of the November 17, 2009 public offering ($13,497,931) and the May 11, 2010 public offering ($15,550,218), partially offset by amounts used to pay expenses and the fiscal 2009 year end Class A share dividend paid in November 2009.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Related party information

Please refer to Note 6 commencing on Page 10 of this interim report.

International Financial Reporting Standards (“IFRS”)

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles (“GAAP”), as used by publicly accountable enterprises, will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposes to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft is in the process of receiving comments and any amendments are expected to be finalized in September 2010.  The Company has not yet determined if it will utilize this deferral if indeed it becomes an option.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  A preliminary analysis of these issues follows:

 Income taxes

Under current Canadian GAAP, the Company is not required to provide for income taxes on unrealized gains or losses on its holdings due to the flow-through nature of its status for income tax purposes as a mutual fund corporation.  Similarly, under International Accounting Standard (“IAS”) 12, Income Taxes, the current expectation is that the Company will not be required to record future taxes on unrealized gains or losses on its holdings.

Classification of Redeemable Class A shares

IAS 32, Financial Instruments: Presentation identifies five features, all of which must exist for a puttable instrument (a share) to be classified as equity; otherwise, it is classified as a financial liability.  Analysis completed to date suggests that all five features exist within the structure of the Class A shares.

Accounting for changes in unrealized appreciation/depreciation of holdings

Currently, the Company is required to follow AcG-18, which provides that all changes in the value of holdings from one period to another are reflected through profit and loss.  There is little direct guidance on how to properly classify physical gold and silver bullion, and changes in its value from period to period under IFRS.  Accordingly, it is unclear as to whether changes in the value of gold and silver holdings should be reported through profit and loss, or through Other Comprehensive Income.  The Company continues to investigate and analyze this issue and expects to have clearer guidance on how to account for changes in the value of these holdings later this year.

Additional Information

This MD&A is dated August 23, 2010.  Additional information relating to the Company, including its Annual Information Form and 2009 Annual Report, is available on the SEDAR website at www.sedar.com.